

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2018

Mark C. Throdahl
President and Chief Executive Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

   Re: OrthoPediatrics Corp.
     Registration Statement on Form S-3
     Filed November 1, 2018
     File No. 333-228103

Dear Mr. Throdahl:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Caleb French at 202-551-6947 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Electronics and Machinery

cc: Jeremy E. Hill, Esq.